Soul and Vibe Interactive Inc.

1660 South Hwy 100, Suite 500

St. Louis Park MN 55416

July 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein, Esq.

Re:	Soul and Vibe Interactive Inc.

Registration Statement on Form S-1

File No. 333-202102

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Soul and Vibe Interactive Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Tuesday, July 28, 2015, or as soon thereafter as possible. The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOUL AND VIBE INTERACTIVE INC.

By: /s/ Peter Anthony Chiodo Name: Peter Anthony Chiodo Title: Chief Executive Officer